October 9, 2009

Mail Stop 4720

By U.S. Mail and facsimile to (202) 362-2902

Tim Carter
President and Chief Executive Officer
OmniAmerican Bancorp, Inc
1320 S. University Drive, Suite 900
Fort Worth, TX 76107

> **Re:** **OmniAmerican Bancorp, Inc**
> **Registration Statement on Form S-1**
> **Filed September 11, 2009**
> **File No. 333-161894**

Dear Mr. Carter:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Provide us with copies of all marketing materials. Upon review, we may have comments.

How We Intend to Use the Proceeds From the Offering, page 31

2.   Discuss the estimated costs for opening a new branch.

3.   If specifics are known about the new products and services to be offered, please expand the disclosure on these uses of proceeds.

4.   Please be as specific as possible regarding the intended uses of the net proceeds. Disclose any current plans, intentions or understandings concerning new branches, new lending or investment activities, establishing or acquiring other financial service providers, or other specific uses. Provide a timetable for any such plans. As your plans for use of proceeds solidify, please update the disclosure pursuant to Item 504 of Regulation S-K both here and in the main section, as appropriate.

Market for the Common Stock, page 33

5.   Please advise us of the status of your application for trading on the Nasdaq Global Market or the Nasdaq Global Select Market.

Capitalization, page 35

6.   On your capitalization table, we note that additional paid-in capital consists of stock offering proceeds netted against offering expenses. Please tell us the nature of the costs included in your offering expenses and explain to us why you believe these costs should be netted against additional paid in capital rather than written off as expense in accordance with paragraph 59 of SFAS 141(R).

Pro Forma Data, page 37

7.   Please provide us with the detailed calculations you used to determine the following amounts and revise the document to provide more clarity as to how the amounts are determined:
   - Pro forma ESOP adjustments. It appears you are recording all of the expense in one year without any amortization. If this is true, please explain to us why this is appropriate;
   - Pro forma stock option adjustments. It appears that 100% of the stock option awards are non-qualified. Please verify if this is true; and
   - Pro forma income on net proceeds.

8.   Please revise footnote (5) to present the calculations you used to determine the number of shares outstanding for pro forma net income (loss) per share calculations.

Business of OmniAmerican Bank, page 69

Allowance for loan losses, page 88

9.   We note your discussion of how you determine your allowance for loan losses beginning
        on page 88. Please revise to provide an enhanced discussion to comprehensively bridge
        the gap between observed changes in your asset quality, specifically including your non-
        performing and impaired loans, and the resulting changes in the components of your
        allowance for loan losses. For example, please discuss the following:
        •   In general, the relationship between observed changes in your non-performing
            and impaired loans and the resulting changes in your allowance for loan losses;
        •   How you measure impairment on your impaired loans and link this information to
            the resulting changes in your allowance for loan losses; and
        •   The extent to which your non-performing and impaired loans are collateralized
            and how changes in the value of collateral impacted the allowance for loan losses.

10.   We further note the discussion of your two largest nonaccrual loans as of June 30, 2009
        on page 85. In determining your allowance for loan loss related to these loans, please tell
        us how you considered paragraph 13 of SFAS 114. Also, please tell us how you
        incorporated the cost to sell the collateral underlying the loans into the fair value of the
        loans as of June 30, 2009.

11.   We note your discussion of your largest substandard asset as of June 30, 2009 on page 88
        and that you anticipate completing the foreclosure of this property during the third
        quarter of 2009. Please tell us if there was any allowance for loan loss provision
        recorded for this property as of June 30, 2009 and the basis for your conclusion.

Supervision and Regulation, page 102

12.   We note your discussion of your memorandum of understanding with the Office of Thrift
        Supervision (OTS) on pages 107-108. Please tell us the changes you have made to your
        asset classification policy since June 19, 2009, and revise to disclose whether you
        currently comply with the OTS order.

Management of OmniAmerican Bancorp, Inc., page 114

13.   Disclose in the CD&A any specific items of corporate performance that underlie the
        bonus compensation of Mr. Carter and the basis for approving the 30% bonus to Mr.
        Carter, including any company performance targets and the actual performance attained.
        See Item 402(b) of Regulation S-K and the accompanying instructions.

14.   Expand the CD&A or the disclosure on page 133 to include a discussion of the specific
        targets and actual performance applicable to the bonuses paid to the other named

executive officers or a discussion of the difficulty of attaining the target levels for the company and the named executive officers. For example, state the specific aspects of financial performance used in the bonus determinations, both targets and actual performance. Also, describe more specifically targets or actual performance for the other four specific indicators listed on page 133. See Item 402(b) of Regulation S-K and the accompanying instructions.

15.   Similarly, disclose more specifically how Mr. Havran's bonus is determined and either the applicable target and performance or a discussion of the difficulty for him to satisfy the requirements for receiving the bonus.

16.   To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Financial Statements, page F-3

17.   Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Statement of Cash Flows, page F-6

18.   We note the line item "Proceeds from sales of loans" included in the investment section of your Statements of Cash Flows. Please address the following:
- Tell us the types of loans that are typically sold and included in this line item;
- Tell us the typical time period between when you originate or purchase a loan and when the decision is made to sell;
- Tell us the reasons for selling these loans (i.e. credit quality deterioration, liquidity, etc.); and
- Tell us if you reclassify these loans as held for sale once the determination to sell these loans is made. We refer you to paragraph 8(c) of SOP 01-6.

19.   As a related matter, we note that you present "Net (increase) decrease in loans" as an investing cash flow and this line item does not distinguish between loans held for sale and loans held for investment. Please tell us if this line item includes loans held for sale and if so why they are classified as an investing activity rather than as an operating cash flow in your Statements of Cash Flows. Please tell us how your presentation is consistent with paragraph 9 of SFAS 102.

Note 5 – Loans and Allowance for Loan Losses, page F-18

20. We note your disclosures regarding your impaired loans. However, we could not locate all of the disclosures required by paragraph 20.c of SFAS 114. Please revise to include these disclosures in your next amendment.

21. As a related matter we note your significant accounting and reporting policies related to your loans and allowance for loan losses on page F-9. However, in these disclosures we could not find your policy for recording cash payments received on impaired loans and nonaccrual loans in accordance with paragraph 13c(1) of SOP 01-6 and paragraph 20.b of SFAS 114. Please revise accordingly.

Exhibit 23

22. Please provide a current consent of the independent accountant in future amendments.

Exhibit 8.1

23. Please delete the word "solely" from the last paragraph or specify that purchasers in the offering can rely on the opinion.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Babette Cooper 202-551- 3396 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Financial Services Group

cc: Eric Luse, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, NW
        Suite 780
        Washington, DC 20015